UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogota, December 21, 2016

In November 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.4 MILLION PASSENGERS

In November 2016, Avianca Holdings and its subsidiaries carried 2,490,270 passengers, a 4.1%

increase over the same period in 2015

In November, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,490,270 passengers, an increase of 4.1% compared to November 2015. Capacity, measured in ASKs (available seat kilometers), increased 4.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.0%. The load factor for the month was 83.7%, an increase of 400 bps compared to the same period of 2015.

Domestic markets in Colombia, Peru and Ecuador

In November, the subsidiary airlines of Avianca Holdings S.A. transported within each of these markets a total of 1,468,416 travelers, an increase of 1.7% compared to November 2015. Capacity (ASKs) decreased 0.1%, while passenger traffic (RPKs) increased 2.1%. The load factor for the month was 83.9%, an increase of 180 bps compared to the same period of 2015.

International markets

In November, the affiliated airlines of Avianca Holdings S.A. transported 1,021,854 passengers on international routes, up 7.6% compared to November 2015. Capacity (ASKs) increased 6.1%, while passenger traffic (RPKs) increased 12.2%. The load factor for the month was 83.7%, an increase of 460 bps when compared to the same period of 2015.

Operational Statistics	nov-16	nov-15	Δ YOY	YTD 2016	YTD 2015	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,490	2,393	4.1%	26,851	25,783	4.1%
ASK (mm)[2]	3,903	3,725	4.8%	42,923	40,518	5.9%
RPK (mm)[3]	3,268	2,970	10.0%	34,697	32,268	7.5%
Load Factor[4]	83.7%	79.7%	4.0pp	80.8%	79.6%	1.2pp
Domestic Market
PAX (K)[1]	1,468	1,444	1.7%	16,104	15,558	3.5%
ASK (mm)[2]	779	780	-0.1%	9,053	8,902	1.7%
RPK (mm)[3]	653	640	2.1%	7,169	6,869	4.4%
Load Factor[4]	83.9%	82.1%	1.8pp	79.2%	77.2%	2.0pp
International Market
PAX (K)[1]	1,022	950	7.6%	10,746	10,225	5.1%
ASK (mm)[2]	3,125	2,945	6.1%	33,869	31,617	7.1%
RPK (mm)[3]	2,614	2,330	12.2%	27,528	25,400	8.4%
Load Factor[4]	83.7%	79.1%	4.6pp	81.3%	80.3%	0.9pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs